FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of **October 29, 2003**

Equant N.V.
(Translation of registrant's name into English)

Heathrowstraat 10
1043 CH Amsterdam, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [**X**]   Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]   No [**X**]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



EQUANT ANNOUNCES THIRD QUARTER 2003 REVENUES

Highlights of the third quarter:

- **Total Revenues Down 2.6 percent, Impacted by Indirect Channel Revenue Decrease.**

- **Network Services Direct Revenues Grew by 8.1 percent.**

- **Outsourcing Win is one of Equant's Largest Direct Sales Contracts.**

AMSTERDAM (Oct. 28, 2003) -- Equant (NYSE: ENT) (Euronext Paris: EQU) today announced its revenues for the third quarter of 2003.

Commenting on Equant's revenues, Daniel Caclin, president and chief executive officer, said: "Our third quarter figures show that revenues remain under pressure in the current difficult economic environment. Nevertheless, we are confident that we will achieve our objectives for 2003, including a significant increase in our operating income before depreciation, amortization and non-recurring charges. We are leveraging our global reach and our highly skilled people to deliver compelling solutions encompassing services, network and outsourcing."

<u>**Revenues**</u>

The Company's revenues this quarter of $712 million were 2.6 percent below the levels of the third quarter 2002. The reduction was primarily as a result of the expected changes in the SITA contract, which saw the conclusion of the minimum revenue commitment at the end of June 2003. Growth in Network Services was offset by reductions in revenues from Integration Services and Other Services.

During the quarter, foreign exchange had a positive effect of approximately $25 million on the Company's revenues compared with the third quarter 2002.

Revenue Details (Unaudited; U.S. dollars in millions):

	3Q 03 Actual	3Q 02 Actual[1]	% Better/ (Worse)
Network Services (Direct & FT Transpac)	343.5	317.9	8.1
Network Services (Indirect)	60.0	70.0	(14.3)
Total Network Services	**403.5**	**387.9**	**4.0**
Integration Services	110.3	120.7	(8.6)
Other Services	51.7	58.9	(12.2)
SITA Contract	146.4	163.2	(10.3)
Total Revenues	**711.9**	**730.7**	**(2.6)**

Network Services Indirect refers to revenues through Radianz, Deutsche Telekom, Sprint, and other wholesale channels.

-- more --



Revenues for Network Services increased 4.0 percent to $404 million this quarter. The company's direct revenues in the third quarter of 2003 increased by 8.1 percent compared with the third quarter of 2002 and by 4.1 percent compared with the second quarter of 2003.

Indirect channel revenues reduced by 14.3 percent to $60 million in the third quarter of 2003 compared with the third quarter of 2002. The decline was due to a reduction in billings to Sprint, Deutsche Telekom and Radianz.

During the quarter, the company announced a number of multi-million dollar contracts with major customers including: Acer, Baker & McKenzie, Esselte and The Netherlands Ministry of Foreign Affairs. In July, the company announced that it had won more than 200 orders from financial institutions in 36 countries during the first 6 months of SWIFT's new network migration.

In September, the company signed a major outsourcing contract with Zurich Financial Services, which is one of the largest contracts ever secured by its direct sales force.

Revenues from Integration Services decreased 8.6 percent to $110 million this quarter. Fulfillment revenues reduced by 5.8 percent in the third quarter of 2003 compared with the third quarter 2002. In the third quarter of 2003, services revenues showed a significant decline compared with the third quarter of 2002, mainly as a result of continuing weak demand in the U.S. for small enterprise contracted computer maintenance. Hosting and Application revenues grew by 5.7 percent in the third quarter compared with the same 2002 period.

During the quarter, the company announced the enhancement of its solutions portfolio with the introduction of its managed intrusion detection service and its cache management service. The company has also launched a program to assist customers migrate from troubled competitors.

Revenues from other services totaled $52 million in the third quarter of 2003, compared with $59 million in the third quarter of the prior year. The decrease reflects the planned reduction in circuit-switched voice.

Revenues from SITA were $146 million in the third quarter of 2003 declining from $163 million in the third quarter 2002 reflecting the absence of the minimum revenue commitment. The agreement setting out the revised pricing arrangements with SITA was signed on October 16, 2003. The company confirms its guidance that revenues from the SITA contract will be between 10 and 15 percent lower than in 2002.

Footnote:

(1) Reflects the reclassification of revenues of FT Transpac from Indirect to Direct.

-- more --



Equant, page 3

Equant will host a conference call for investors on Oct. 29, 2003 at 9 a.m. (EST) and 3 p.m. (CET). The call can be accessed via the Equant Web site (www.equant.com) or by dialing +1 913-981-5520 in North America or +44-20-7019-9523 in Europe or +33-1 70-70-81-78 in France.

About Equant

Equant (NYSE: ENT) (Euronext Paris: EQU) is a recognized industry leader in global data and IP network and integration services for multinational businesses. The Equant network has unmatched seamless reach, connecting key business centers in 220 countries and territories, with local support in more than 165 countries. Building on more than 50 years of experience in data communications, Equant serves thousands of the world's top companies with the industry's most extensive portfolio of managed network services, including the market-leading IP VPN used by 950 global businesses as of Oct. 1, 2003. Equant, a subsidiary of France Telecom, was named Best Global Carrier 2003 and Best Managed Service 2003 at the World Communication Awards and consistently leads industry surveys in corporate user satisfaction.

###

This release may contain projections or other forward-looking statements related to Equant that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Equant with the SEC, specifically the most recent filing on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including, among other things, risks relating to Equant's history of operating losses, the unpredictability of growth in Equant's markets, changing technology, uncertain and changing regulatory restrictions, Equant's international operations, dependence on suppliers, network security issues, competition, and volatility of Equant's stock price and risks relating to the completion of the integration with Global One by the deadline to receive reimbursement from France Telecom. All forward-looking statements are based on information available to Equant on the date hereof, and Equant assumes no obligation to update such statements.



Contacts:

Equant Media Relations	**Equant Investor Relations**

Fredric Emmert
+1 571 643 7114
fredric.emmert@equant.com

Ashley Rayfield
+44 208 321 4581
ashley.rayfield@equant.com

Europe
Frédéric Gielec
+33 1 46 46 21 89
frederic.gielec@equant.com

Isabelle Guibert
+33 1 46 46 99 53
isabelle.guibert@equant.com

Asia Pacific Australasia
Shirley Ng
+65 335 6730
shirley.ng@equant.com

France Telecom

Nilou du Castel
Responsible Presse Groupe France
Telecom
+33 1 44 44 93 93
nilou.ducastel.@francetelecom.com

Caroline Chaize
Service de Presse Groupe France
Telecom
+ 33 1 44 44 93 93
caroline.chaize@francetelecom.com